UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month February 2010

Commission File Number:  000-49650

TORM A/S

(Translation of registrant's name into English)

Tuborg Havnevej 18
DK-2900 Hellerup
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of Announcement No. 1 - 2010 issued by TORM A/S on February 1, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORM A/S (registrant)
Dated: February 1, 2010	By:	/s/ Mikael Skov Name: Mikael Skov Title: Chief Executive Officer

SK 03810 0001 1068295

Exhibit 99.1

ANNOUNCEMENT NO 1 – 2010

1 February 2010

TORM enters into a Chinese financing agreement for six of the Company's MR newbuildings

TORM has entered into a financing agreement for six newbuildings to be delivered between 2010 and 2012. The vessels are all in the MR class, i.e. of a size of approximately 52,000 dwt.

The financing agreement, which amounts to USD 170 million, has been concluded with The Export-Import Bank of China and runs for eight years. It is part of the letter of intent that TORM concluded with The Export-Import Bank of China in the summer of 2009 on a total financing facility of USD 500 million. The main conditions of the current agreement are in line with the Company's existing loan agreements.

The financing agreement was confirmed at a signing ceremony today at TORM's headquarters in Hellerup. On this occasion the Chairman and President of The Export-Import Bank of China as well as the Chinese ambassador to Denmark were present.

In December 2009, TORM entered into a similar financing agreement for another six MR newbuildings for the amount of USD 167 million (announcement no. 18 - 2009).

"We are very pleased that TORM over the past two months has secured financing for 12 MR newbuildings for a total of USD 337 million. TORM has always had close relations with its banks, and this financing agreement supports this and strengthens TORM's position in a continued challenging market," CFO Roland M. Andersen says.

As of 31 December 2009, the remaining investments in TORM's newbuilding programme amounted to USD 455 million. With the recent agreement TORM's unutilized loan facilities and cash total USD 700 million.

Contact:	Mikael Skov, CEO, tel.: +45 39 17 92 00 Roland M. Andersen, CFO, tel.: +45 39 17 92 00

About TORM
TORM is one of the world's leading carriers of refined oil products as well as a significant participant in the dry bulk market. The Company runs a fleet of approximately 140 modern vessels, principally through a pooling cooperation with other respected shipping companies who share TORM's commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889. The Company conducts business worldwide and is headquartered in Copenhagen, Denmark. TORM's shares are listed on the NASDAQ OMX Copenhagen (ticker: TORM) and on NASDAQ in New York (ticker: TRMD). For further information, please visit www.torm.com.

ANNOUNCEMENT NO 1 – 2010
1 FEBRUARY 2010	TORM A/S – TORM ENTERS INTO A CHINESE FINANCING AGREEMENT FOR SIX OF THE COMPANY'S MR NEWBUILDINGS	1/2

Safe Harbor Forward Looking Statements
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for "tonne miles" of oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

Forward looking statements are based on management's current evaluation, and TORM is only under obligation to update and change the listed expectations to the extent required by law.

ANNOUNCEMENT NO 1 – 2010
1 FEBRUARY 2010	TORM A/S – TORM ENTERS INTO A CHINESE FINANCING AGREEMENT FOR SIX OF THE COMPANY'S MR NEWBUILDINGS	2/2